UNITED STATES CELLULAR CORPORATION
8410 WEST BRYN MAWR AVENUE, SUITE 700
CHICAGO, ILLINOIS 60631
(773) 399-8900

April 23, 2007

OFICS Filer Support
Mail Stop 0-7
SEC Operations Center
6432 General Green Way
Alexandria, Virginia  22312-2413

Re:	United States Cellular Corporation
File No. 1-9712
2006 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2006 Annual Report on Form 10-K, with exhibits, for United States Cellular Corporation (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except to reflect the implementation of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” which was effective January 1, 2006.

If you have any questions or comments, please telephone the undersigned (collect) at (773) 399-4380.

Very Truly Yours,

/s/ Andrea D. Reid
Andrea D. Reid
Director—Accounting Policy and Reporting

Enclosures